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                                  EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

P.E.G. Reinsurance Company, Ltd.- a wholly owned subsidiary of the Company

Preferred Employers Group, Inc.- a wholly owned subsidiary of the Company (effective upon consummation of recapitalization immediately prior to public offering)